EXHIBIT 99.1

Emerald Health Therapeutics Reports Pure Sunfarms First Quarter 2020 Financial Results

Pure Sunfarms achieves fifth consecutive profitable quarter and 179% quarter-to-quarter growth in retail branded product sales volume; builds on retail success in Ontario with 20% market share in April; continues leadership in low-cost cultivation

VANCOUVER, British Columbia, May 15, 2020 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) has provided preliminary, unaudited financial results for the first quarter of 2020 for its 41.3%-owned joint venture, Pure Sunfarms.

During the three months ended March 31, 2020, Pure Sunfarms made important strides in growing its cannabis retail sales to provincial distributors, increasing revenue and volume in the retail market by 118% and 179%, respectively, over the fourth quarter of 2019. It continued to build market share in Ontario through the end of April, introduced competitive new product formats, and added new provincial markets in its ongoing market expansion effort. In achieving these steps, Pure Sunfarms achieved its fifth consecutive quarter of net income and sixth consecutive quarter of positive EBITDA.

“We are pleased to see Pure Sunfarms continue to demonstrate solid traction in its transition into the retail market,” said Riaz Bandali, President and Chief Executive Officer of Emerald. “The Pure Sunfarms team is also to be commended for their fifth consecutive quarter of profitability, which place it in a very unique and enviable position in the sector.”

Pure Sunfarms’ Financial Summary for the First Quarter Ended March 31, 2020
(millions, excluding cost of cultivation and % metrics)

CAD$	2020	2019	Change
Total gross sales	$21.5	$14.4	49%
Total net sales	$18.0	$14.4	25%
Gross profit	$9.4	$9.3	1%
Gross margin	52%	60%	-13%
SG&A	$3.3	$1.3	153%
EBITDA	$6.7	$8.6	-22%
EBITDA margin	37%	60%	-38%
Cultivation $/gram (incl. depreciation)	$0.88	$1.38	-36%

Financial Highlights

  Sales for 1Q20 consisted of approximately 10,365 kilograms of flower and trim at an average sales price of $1.74 per gram, compared to 1Q19 sales of approximately 4,140 kilograms of flower and trim at an average sales price of $3.47 per gram.
  Sales of branded retail products to provincial cannabis distribution boards in 1Q20 totaled 3,065 kilograms at an average price of $2.80, compared to nil in 1Q19 when all Pure Sunfarms sales were bulk cannabis sold in the wholesale channel. Sales to provincial boards in 1Q20 increased 118% from 4Q19, largely a result of the initial shipments for the launch and sale of product in Alberta.
  The lower unit cultivation cost, including depreciation, of $0.88 per gram in 1Q20 compared to $1.38 per gram in 1Q19 was driven by full scale operations in 2020 versus operations that were still scaling-up in 2019, providing better efficiencies and economies of scale, as well as more experience growing cannabis in the Delta 3 facility. The cultivation cost in 1Q20 was higher than the $0.78 per gram in 4Q19 due to incremental use and cost of power to run the operations, including supplemental lighting.
  Quarterly selling, general and administrative expenses increased 153% year-over-year to $3.3M from $1.3M primarily due to investments in retail sales, marketing and staffing.
  Income, net of fair value adjustments in 1Q20 of $8.6M included the recognition of a $6.0M gain related to the Settlement Agreement dated March 2, 2020 that resolved all disputes between Emerald, Pure Sunfarms and Village Farms.

Operating Highlights

  Remained the top-selling brand of dried flower with the Ontario Cannabis Store (“OCS”) by both dollars sold and kilograms sold. In the month of April, Pure Sunfarms increased its market share (by kilograms sold) to 20.4%, bringing its overall year-to-date (ended April 30) market share (by kilograms sold) to 14.3%. For the year-to-date period, Pure Sunfarms had two of the top-four dried cannabis products (by kilograms sold) and the top-selling dried cannabis product (by dollars sold) 1.
  In late February, launched its branded retail dried cannabis products in Alberta, which ranks as the second largest province for cannabis sales and has the second highest per capita cannabis sales of the five largest provinces by sales2.
  Launched its first large-format 28-gram (1-ounce) high-quality offering (Indica variety) in British Columbia (March) and Ontario and Alberta (April), which became the top-selling dried cannabis product by both dollars and kilograms sold with the OCS in April and generated a record sales volume (by kilograms) for a single product during a one-week period in the dried flower category with the OCS6.
  Launched a new Sativa variety of the 28-gram (1-ounce) large-format offering.
  Launched a new 14-gram (half-ounce) large-format offering.
  Received approval from the Saskatchewan Liquor and Gaming Authority to supply cannabis to the Province’s private retail market, and is preparing to commence shipping as soon as possible. Saskatchewan ranks as the fifth largest province by cannabis sales, comprising more than 6% of total Canadian sales, and has the highest per capita cannabis sales of the five largest provinces by sales2.
  Continued to prepare for the launch of cannabis oil products and new product forms under Cannabis 2.0, which are planned for the summer of this year.

1. Data cited has been calculated by Pure Sunfarms from sales information provided by OCS.
2. Statistics Canada. Last 12 months ended February 29, 2020.

COVID-19 Update

Pure Sunfarms' facilities in Canada remain open and operational. Pure Sunfarms already adheres to the highest health and safety standards in their operations and has put in place heightened hygiene practices and safety protocols, including more stringent cleaning and sanitization, and is taking appropriate precautions throughout all operations as per the recommendations of health authorities. Pure Sunfarms will continue to enhance and evolve such practices and protocols as the situation warrants.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is committed to cutting-edge cannabis science to create new consumer experiences with distinct recreational, medical and wellness-oriented cannabis and non-cannabis products. With an emphasis on innovation and production excellence, Emerald’s three distinct operating assets are designed to uniquely serve the Canadian marketplace and international opportunities. These assets, all in full production, include: its Metro Vancouver, BC-based greenhouse operation (78,000 square feet) capable of producing organic-certified product; Verdélite, its premium craft cannabis production indoor facility in St. Eustache, Québec (88,000 square foot); and Pure Sunfarms, its 41.3%-owned joint venture in Delta, BC, producing high quality, affordably priced products (1.1 M square feet). Its Emerald Naturals subsidiary has launched a new natural wellness product category with its non-cannabis endocannabinoid-supporting product line and is expanding distribution across Canada.

Please visit www.emeraldhealth.ca for more information or contact:

Jenn Hepburn, Chief Financial Officer
1(800) 757 3536 Ext. #5

Emerald Investor Relations
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Non-GAAP Financial Measures

This press release contains references to EBITDA. This financial measure does not have any standardized meaning prescribed by IFRS and is therefore referred to as “non-GAAP measures”. Non-GAAP measures used by the Company may not be comparable to similar measures used by other companies. EBITDA is defined as “income (loss) before interest expenses, taxes, depreciation and amortization.

The Company uses these non-GAAP measures because they provide additional information regarding performance of the Company’s overall business that are not otherwise reflected under IFRS.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include production and processing capacity of various facilities; conversion of facilities; expansion of facilities; use of proceeds of financings; commencement of production; sales volumes; receipt of licenses; execution of final agreements with FTI; construction and operation of a laboratory; receipt of hemp deliveries; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, changes of law and regulations; changes of government; failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; failure of counter-parties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.